SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTIETH

ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: October 1, 2010 – 2:30 pm. 3. PRESIDING: Léo de Almeida Neves - Chairman; Ronald Thadeu Ravedutti - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.

Pursuant to Article 13 of the Bylaws, approval of the nomination of Mr. Sylvio Sebastiani to join the Board of Directors, who already participates in this meeting, due to the resignation of the Board member Munir Karam;

II.	Approval of the proposal to sell Adatel Osasco and Adatel São José, affiliates of Sercomtel S.A.;
III.	Approval and confirmation of the nominations of Copel’s representatives for the companies in which the Company holds an interest;
IV.	Validation and approval of the Biannual Audit Committee Report;
V.	Validation and approval of the Internal Audit Plan for 2010-2011;
VI.	Approval of the amendments to the Internal Regulations of the Board of Directors, focusing on the implementation of best corporate governance practices;
VII.	Presentation of the of Board of Directors’ Time and Topics Monitoring Report to the members of the Board of Directors;
VIII.	Confirmation of the proposal for the review of the Listing Regulation for Level 1 of Corporate Governance prepared by the BM&FBOVESPA;
IX.	Approval and expansion of the Rural Nocturnal Tariff Program; and
X.	Approval of Finep funding for Copel Telecomunicações S.A..

ATTENDANCE: LÉO DE ALMEIDA NEVES – Chairman; RONALD THADEU RAVEDUTTI - Secretary; LAURITA COSTA ROSA; JOÃO CARLOS FASSINA; ROGÉRIO DE PAULA QUADROS; JORGE MICHEL LEPELTIER; LUIZ ANTONIO RODRIGUES ELIAS; SYLVIO SEBASTIANI; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council.

The full Minutes of the 130th Board of Director’s Meeting were drawn up in the Company’s Book no. 07 registered at the Paraná State Trade Registry under no. 10/040141-4 on May 14, 2010.

RONALD THADEU RAVEDUTTI

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 4, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.